UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2005
Commission File Number: 00-115124

PETROFUND ENERGY TRUST
(Name of Registrant)
Barclay Centre
600 444 7Avenue SW
Calgary, Alberta
Canada T2P 0X8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F __X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No __X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROFUND ENERGY TRUST

Date: May 12, 2005
                                                                                       By: ____________________________
           Hugo StJ. A. Potts, Esq.
           Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit
1.	Notice of Annual Meeting of Unitholders and Information Circular dated February 28, 2005.

EXHIBIT 1

NOTICE OF ANNUAL MEETING OF
UNITHOLDERS OF
PETROFUND ENERGY TRUST

NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (“Units”) of PETROFUND ENERGY TRUST (“Petrofund” or the “Trust”) will be held at the Marriott Hotel, 110-9th Avenue SE, Calgary, Alberta on Wednesday, April 13, 2005, at the hour of 2:00 p.m. (Calgary time) for the following purposes:

1.	to receive and consider the consolidated financial statements of Petrofund for the year ended December 31, 2004, together with the auditors report thereon;

2.
to consider, and if thought fit, to pass a resolution appointing the nominees to be elected to serve as directors of Petrofund Corp. (“PC”) for the ensuing year or until their successors are duly elected or appointed;

3.	to appoint the auditors of Petrofund for the ensuing year; and

4.	to transact any other business which may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular which accompanies this Notice.

Every registered holder of Units on February 28, 2005 is entitled to receive notice of the Meeting and to vote such Units at the Meeting. No person acquiring Units after such date shall be entitled to vote at the Meeting or any adjournment thereof.

The quorum for the Meeting is two or more individuals present in person either holding personally or representing as proxies, in aggregate, not less than 10% of the outstanding Units entitled to be voted at the Meeting.

Unitholders are requested to complete, sign, date, and return the accompanying form of proxy in the envelope provided for that purpose, if they cannot attend the Meeting. To be used at the Meeting, the form of proxy must be received by Computershare Trust Company of Canada, 9th Floor 100 University Avenue, Toronto, Ontario M5J 2Y1, at least 24 hours prior to the commencement of the Meeting or any adjournment thereof.

Dated at Calgary, Alberta, this 28th day of February, 2005.

By order of the Board of Directors of Petrofund Corp.

(signed) Jeffery E. Errico
President and Chief Executive Officer

  GLOSSARY OF TERMS

The following terms used in this Information Circular shall have the meanings set out below:

“affiliate” and “associate” have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Aggregate Equivalent Vote Amount” means, with respect to any matter, proposition or question on which Unitholders are entitled to vote, consent or otherwise act at a meeting of Unitholders, the number of votes that the holder of a Special Voting Unit would be entitled to had the holder exchanged all of the PC Exchangeable Shares then held by the holder for Units immediately prior to the record date set for such meeting;

“AMEX” means the American Stock Exchange;

“Board of Directors” or “Board” means the Board of Directors of PC;

“Information Circular” means this Information Circular, together with all schedules hereto and information incorporated by reference herein;

“HR&C Committee” means the Human Resources and Compensation Committee of the Board of Directors;

“LTIP” means Petrofund’s long term incentive plan approved by the Board on February 17, 2004;

“LTIP Restricted Units” means Units granted to a participant pursuant to the terms of the LTIP;

“Meeting” means the annual meeting of Unitholders to be held on Wednesday, April 13, 2005 at 2:00 p.m. (Calgary time), and any adjournment thereof;

“Ordinary Resolution” means a resolution approved in writing by Unitholders holding not less than 50% of the outstanding Units or a resolution passed at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture and passed by the affirmative votes either in person or by proxy of the holders of not less than 50% of the Units represented at the meeting;
“PC Exchangeable Shares” means non-voting exchangeable shares in the capital of PC;

“PC” or the “Corporation” means Petrofund Corp.;

“Petrofund” or the “Trust” means Petrofund Energy Trust;

“Petrofund Incentive Plan” means the incentive plan established on May 3, 1996, authorizing the issuance of options to acquire Units to directors, senior officers, employees and consultants of PC and certain related parties;
“Petrofund Unit Rights Incentive Plan” means the incentive plan established on January 30, 2001, authorizing the issuance of options to acquire Units to directors, senior officers, employees and consultants of PC and certain related parties;

“Restricted Units” means Units granted to a participant pursuant to the terms of the RUP;

“RUP” means the Corporation’s restricted unit plan approved by the Board on February 17, 2004, and by the Unitholders on April 14, 2004;

“Special Voting Unit” means a special voting unit of Petrofund, which entitles the holder of record of the PC Exchangeable Shares to a number of votes at each meeting of Unitholders equal to the Aggregate Equivalent Vote Amount;

“STIP” means the Corporation’s short term incentive plan approved by the Board on February 17, 2004;

“Trust Indenture” or “Indenture” means the amended and restated trust indenture governing Petrofund dated as of November 16, 2004 between PC and the Trustee;

“Trustee” means Computershare Trust Company of Canada, the trustee of Petrofund;

“TSX” means the Toronto Stock Exchange;

“Unitholders” means the holders of Units and for the purpose of the definition of Ordinary Resolution as used herein and other matters herein related to voting, unless the context otherwise requires, “Unitholders” also includes the holders of the Special Voting Units;

“Units” or “Trust Units” means, collectively, the trust units of Petrofund as constituted on the date hereof and for the purposes of the definition of Ordinary Resolution as used herein and other matters herein related to voting, unless the context otherwise requires, “Units” or “Trust Units” also includes the Special Voting Units unless the context otherwise requires;

“Unit Incentive Rights” means the options to acquire Units granted to participants pursuant to the terms of the Petrofund Incentive Plan or the Petrofund Unit Rights Incentive Plan; and

“Voting Shareholder Agreement” means the voting shareholder agreement made as of April 29, 2003, and amended as of April 12, 2004, between PC and Petrofund relating to, among other things, election of the Board of Directors.

PETROFUND ENERGY TRUST

INFORMATION CIRCULAR FOR THE

ANNUAL MEETING TO BE HELD

ON Wednesday, April 13, 2005

  SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of PC on behalf of Petrofund for use at the Meeting of Unitholders to be held at the Marriott Hotel, 110-9th Avenue SE, Calgary, Alberta, on Wednesday, April 13, 2005 commencing at 2:00 p.m. (Calgary time) for the purposes set forth in the Notice of Meeting accompanying this Information Circular.

Petrofund has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders; Units and Special Voting Units. The Units and the Special Voting Units vote together as a single class on all matters. Each Unit outstanding on February 28, 2005 (the “Record Date”) is entitled to one vote. Each Special Voting Unit outstanding on the Record Date is entitled to a number of votes at the Meeting equal to the Aggregate Equivalent Vote Amount in respect of such Special Voting Unit.

In addition to solicitation by mail, proxies for use at the Meeting may be solicited by personal interviews, telephone or other means of communication by directors, officers and employees of Petrofund, who will not be specifically remunerated therefore.

Petrofund may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of Units or the Special Voting Units (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) sending or delivering copies of this Information Circular, the Notice of Meeting and form of proxy to the beneficial owners of such Units or the Special Voting Units. Petrofund will provide, without cost to such persons, upon request to the Secretary of PC, additional copies of the foregoing documents required for this purpose.

  APPOINTMENT AND REVOCATION OF PROXIES

A form of proxy accompanies the Notice of Meeting and Information Circular being sent to Unitholders. The persons named in such form of proxy are directors and officers of PC. A Unitholder submitting the proxy has the right to appoint a person (who need not be a Unitholder) to be their representative at the Meeting, other than the persons designated in the form of proxy furnished by PC. Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose and striking out the names of the management nominees or by submitting another appropriate proxy. A form of proxy will not be valid unless it is completed and delivered so it is received by Computershare Trust Company of Canada, 9th Floor 100 University Avenue, Toronto, Ontario M5J 2Y1, at least 24 hours prior to the commencement of the Meeting or any adjournment thereof.

A Unitholder who has given a proxy may revoke it prior to the exercise thereof by depositing an instrument in writing executed by such Unitholder (or by an attorney duly authorized in writing) or, if such Unitholder is a corporation, by an officer or attorney thereof duly authorized, either with the Trustee or at the head office of Petrofund at 600, 444  7th Avenue SW, Calgary, Alberta T2P 0X8 at any time up to and including the close of business on the last day preceding the Meeting or any adjournment(s) thereof, or with the Chairman of the Meeting on the day thereof or any adjournment(s) thereof.

  EXERCISE OF DISCRETION BY PROXIES

The representatives of Petrofund named in the enclosed form of proxy will vote the Units represented thereby in accordance with the instructions of the Unitholder who has given such proxy. If a Unitholder specifies a choice with respect to any matter to be acted upon, the Units represented by the proxy shall be voted, or withheld from voting, accordingly.

WHERE NO CHOICE IS SPECIFIED, SUCH UNITS WILL BE VOTED BY THE REPRESENTATIVES OF PETROFUND NAMED IN SUCH FORM OF PROXY IN FAVOUR OF ANY MATTER TO BE ACTED UPON, AS DESCRIBED BELOW, AND WILL BE VOTED BY SUCH REPRESENTATIVES IN THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

The enclosed form of proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. At the time of printing this Information Circular, management of Petrofund are not aware of any such amendments, variations or other matters.

  NON-REGISTERED HOLDERS

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders hold Trust Units through a broker, investment advisor or other intermediary. Unitholders who do not hold their Trust Units in their own name (referred to herein as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Unitholder is requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting as the voting instruction form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units represented thereby voted.

  VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

As at the Record Date, there were 99,784,458 Units (other than Special Voting Units) issued and outstanding to which are attached voting rights and the registered holders thereof, at the close of business on the Record Date, are entitled to attend and vote at the Meeting on the basis of one vote for each Unit held.

Each Special Voting Unit is entitled to a number of votes at the Meeting equal to the Aggregate Equivalent Vote Amount in respect of such Special Voting Unit. At the Record Date one Special Voting Unit is issued and outstanding which entitles the registered holder to an aggregate of 939,147 votes at the Meeting.

No person acquiring Units after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

To the best of the knowledge of the directors and senior officers of PC, no person beneficially owns, directly or indirectly, or exercises control or direction over, Units and Special Voting Units carrying more than 10% of the voting rights attached to the issued and outstanding Units and Special Voting Units which may be voted at the Meeting.

  MATTERS TO BE ACTED UPON AT THE MEETING

  CONSIDERATION OF FINANCIAL STATEMENTS

The consolidated financial statements of Petrofund for the year ended December 31, 2004, together with the auditors' report thereon, have been mailed to all those Unitholders that requested that they receive copies of the financial statements and auditors report thereon.

  ELECTION OF DIRECTORS

Pursuant to the Voting Shareholder Agreement and the Trust Indenture, the number of members of the Board of Directors to be nominated by Unitholders at the Meeting has been fixed at eight members. Pursuant to the Voting Shareholder Agreement, Unitholders are entitled to designate the individuals to be elected or appointed as directors of PC by resolution of Unitholders and, following such designation, the Trust will take all action necessary to elect or appoint the nominees so designated as directors of PC. At the Meeting, Unitholders will be asked to nominate eight persons as directors of PC to hold office until the next annual meeting of Unitholders, or until their successors are elected or appointed. There are currently nine directors of PC, each of whom retires from office at the Meeting. Mr. Peter N. Thomson, a current director of PC, is not standing for re-election at the Meeting.

The following table and the notes thereto sets forth the names of the persons proposed to be nominated for election to the Board of Directors, all other positions and offices with PC now held by them, their principal occupations or employment, the period or periods of service as directors of PC and the approximate number of Units beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of February 17, 2005.

Name(1)	PC Director Since	Number of Units Owned, Controlled or Directed as at February 17, 2005(2)
James E. Allard(3)(6) Calgary, Alberta	April 16, 2003	4,482
Sandra S. Cowan(4)(5) Toronto, Ontario	January 17, 2002	26,482
John F. Driscoll Toronto, Ontario	July 15, 1988	939,147(7)
Arthur E. Dumont(4)(6) Calgary, Alberta	July 28, 2004	50,437
Jeffery E. Errico Calgary, Alberta	April 16, 2003	189,041
Gary L. Lee(3) Calgary, Alberta	July 28, 2004	491
Wayne M. Newhouse(5)(6) Calgary Alberta	April 16, 2003	7,457
Frank Potter(3)(5) Toronto, Ontario	November 1, 2000	63,561

  Notes:
(1)	The following describes the principal occupations of the each of the nominees during the past five years:

James E. Allard received a Bachelor of Science degree in Business Administration from the University of Connecticut and completed the Advanced Management Program at Harvard University. Mr. Allard has focused his career in international finance and the petroleum industry for the past 40 years serving as CEO, CFO and director of a number of publicly traded and private companies during that period. During the past five years he has continued to serve on the board of the Alberta Securities Commission, acts as the sole external trustee and advisor to a mid-sized pension plan, and serves as a director and advisor to several companies. From 1981 to 1995, he served as a senior executive officer of Amoco Corporation as well as a director of Amoco Canada, then Canada's largest natural gas producer.
Sandra S. Cowan has been Partner and General Counsel of EdgeStone Capital Partners since January 15, 2002. From August 1999 to January 15, 2002, Ms. Cowan was a partner in the law firm of Goodman and Carr LLP in Toronto and, prior to August 1999, Ms. Cowan was a partner in the law firm of Aird & Berlis LLP in Toronto.
John F. Driscoll is the founding President, Chairman and Chief Executive Officer of Sentry Select Capital Corp.  He also founded and has been Chairman of NCE Resources Group since 1984, and Chairman and founder of Petrofund Energy Trust since 1988.  He has been Chairman of Inter Pipeline Fund, Strategic Energy Fund, and Endev Energy Inc. since October 2002, May 2002, and August 2002 respectively.  Mr. Driscoll has been President, since 1981, of J.F. Driscoll Investment Corp., a company specializing in investment management and related advisory and consulting services.  Mr. Driscoll received his Bachelor of Science degree from the Boston College Business School and attended the New York Institute of Finance for advanced business studies.  He has more than 30 years of diversified business experience.  He is a member of the CFA Institute (formerly the Association for Investment Management and Research) and also attained the professional manager designation with the Canadian Institute of Management.  He has founded numerous public partnerships as well as public and private energy and investment related companies.  During the last 20 years, issuers of which Mr. Driscoll was chairman or chief executive officer have invested or managed the investment of more than $6 billion.  He is Vice-Chair of the Royal Ontario Museum Foundation Board of Directors.

Arthur E. Dumont is a Professional Engineer with a Bachelor of Science degree in Mechanical Engineering from the University of Saskatchewan.  Mr. Dumont has over 36 years of professional experience in oil and gas, serving as president of several Calgary based companies.  He is currently President and C.E.O. of Technicoil Corporation and serves on a number of boards and volunteer committees.  Mr. Dumont is based in Calgary and was a director of Ultima Energy Trust prior to its recent acquisition by Petrofund.
Jeffery E. Errico is a Professional Engineer with a Bachelor of Applied Science Degree in Chemical Engineering from the University of British Columbia.  Prior to joining Petrofund he gained extensive experience in the areas of economic evaluations, reservoir and operations engineering having served as a senior executive for several oil and gas companies.  Mr. Errico joined Petrofund Energy Trust in 1995 and has played a key role in its growth.  He was appointed President in 2002 and CEO in 2003.
Gary L. Lee is a director and principal of North West Capital Inc., a private merchant banking firm based in Calgary.  Prior to joining North West Capital he was a lawyer with extensive experience in energy related transactions and financings.  He has been actively involved as a principal and adviser in organizing and financing several oil and gas companies and oilfield service companies.  Mr. Lee was a director of Ultima Energy Trust until it was acquired by Petrofund in June 2004.
Wayne M. Newhouse is a Professional Engineer and oil and gas executive with over 40 years of broad industry experience. Since 1995, Mr. Newhouse has served as President of Newhouse Resource Management Ltd. and subsequently Morgas Ltd., both private oil and gas production companies, as well as a director of several publicly traded companies. From 1989 to 1994, Mr. Newhouse served as Senior Vice President, Production and Senior Vice President, Exploration and International Development of Norcen Energy Resources Ltd.
Frank Potter attended Royal Military College of Science, and is a Fellow of the Institute of Canadian Bankers. Mr. Potter has been the Chairman since 1995 of Emerging Markets Advisors, Inc., a Toronto-based consultancy that assists corporations in making and managing direct investments internationally. Prior thereto, Mr. Potter was executive director of The World Bank Group in Washington, and was subsequently senior advisor at the federal Department of Finance. Mr. Potter is a director of a number of public and private corporations and public service organizations.
(2)	The information as to Units beneficially owned, controlled or directed, not being within the knowledge of Petrofund or PC, has been furnished by the respective nominees individually.
(3)	Member of the Audit Committee. In addition, Peter N. Thomson, a current director of PC who is not standing for re-election, currently serves on the Audit Committee.
(4)	Member of the Governance Committee. Peter N. Thomson also serves on the Governance Committee.
(5)	Member of the Human Resources and Compensation Committee.
(6)	Member of the Reserves Audit Committee.
(7)	The Units held or controlled by Mr. Driscoll include Units which Mr. Driscoll is entitled to acquire in accordance with PC Exchangeable Shares held or controlled by Mr. Driscoll as at the Record Date.
(8)	Following the Meeting, the Board of Directors may consider reconstitution of certain of the committees of the Board, in light of Mr. Thomson, a current director of PC, not standing for re-election.

The term of office of each above nominee for director will be from the date of the meeting at which he or she is elected until the next annual meeting, or until his or her successor is elected or appointed.

In order to implement the elections to the Board of Directors, the Trustee, in its capacity as trustee of Petrofund will sign a resolution in writing confirming those individuals designated by the Unitholders to serve as directors immediately following the Meeting.

PROXIES RECEIVED IN FAVOUR OF PC WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. PC HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF PC WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

  APPOINTMENT OF AUDITORS

PROXIES RECEIVED IN FAVOUR OF PC WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF PETROFUND TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF UNITHOLDERS, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

Deloitte & Touche LLP have been auditors of Petrofund since June 3, 2002. Prior to June 3, 2002 Arthur Andersen LLP had been auditors of Petrofund since its inception. Arthur Andersen LLP ceased practicing public accounting effective June 3, 2002.

  INFORMATION CONCERNING PETROFUND

  COMPOSITION AND ROLE OF THE COMPENSATION COMMITTEE

The HR&C Committee is comprised of Frank Potter, as Chairman of the committee, Sandra S. Cowan and Wayne M. Newhouse. None of these directors are officers or employees or former officers of Petrofund, PC, or any of their subsidiaries and all are “unrelated” for the purposes of the TSX Guidelines, as described under “Corporate Governance”. The HR&C Committee's mandate is focused on overall human resource policies and procedures, including recruitment, compensation, benefit programs, training and development of personnel and succession planning.

  REPORT ON EXECUTIVE COMPENSATION

The Trust's compensation plan for its executive officers, including the CEO, consists of a combination of base salary, the payment of awards under the STIP, the grant of LTIP Restricted Units under the LTIP, and the grant of Restricted Units under the RUP. The HR&C Committee when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses, and benefits paid to executives and CEO’s of certain comparable Canadian conventional oil and gas trusts and mid-sized oil and gas companies with a view to ensuring that the overall compensation packages for each of the executive officers, including the CEO, are competitive. In considering the grant of Restricted Units or the award of LTIP Restricted Units, the criteria in each of the RUP and LTIP, as applicable, apply, and the number of Restricted Units or LTIP Restricted Units then held by the participant is therefore not a relevant consideration. The same competitive standards were applied to all components of the compensation packages of the executive officers, including the CEO, and the compensation package of the executive officers is generally in the median range of its peer group. The HR&C Committee applies the same competitive standards in determining all components of the compensation packages of the executive officers, including the CEO. Such information is obtained from the independent consultants who regularly review compensation practices in Canada.

The Trust’s compensation plan is intended, as noted above, to be competitive with industry, so as to act as a retention tool, while at the same time encouraging performance excellence. The HR&C Committee when making their salary, bonus, and incentive determinations, places equal emphasis on each component, to maintain an equilibrium and not overemphasize any single component to the detriment of the others. The terms of the STIP, LTIP, and RUP are set forth in greater detail below, which descriptions include the performance measures for the executive officers, including the CEO, and the award levels. Subject to the discretion and judgement of the HR&C Committee, the performance measures are weighted equally. The HR&C Committee may, however, change the weighting of such measures from time to time in order to achieve the objectives of the STIP and LTIP. In addition, the HR&C Committee will take into account in certain circumstances the individual performance of the participants in determining the awards.

The foregoing report is respectfully submitted to Unitholders by the HR&C Committee:

Frank Potter - Chairman
Sandra S. Cowan
Wayne M. Newhouse

  EXECUTIVE COMPENSATION

  Summary Compensation Table

The following table provides summary compensation information for the chief executive officer, the chief financial officer and the next four most highly compensated executive officers of PC whose total annual salary and bonus in the last completed financial year exceeded $150,000 (collectively, the “Named Executive Officers”).

Long-Term Comp
		Annual Compensation (“Comp”)			Awards		Payout
Named Executive Officer Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Other Annual Comp ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payout ($)	All Other Comp ($)
Jeffery E. Errico President & CEO	2004 2003	$318,000 $305,000	(3) $195,000	(4) (4)	- -	(5) $610,000(6)(7)		- -
Jeffrey D. Newcommon Executive Vice President	2004 2003	$235,000 $218,333	(3) $156,000	(4) (4)	- -	(5) $327,500(6)(7)		- -
Vince P. Moyer, CA Senior Vice President, Finance & CFO	2004 2003	$215,000 $205,000	(3) $149,500	(4) (4)	- -	(5) $266,500(6)(7)		- -
Glen C. Fischer Senior Vice President, Operations	2004 2003	$198,000 $185,000	(3) $149,500	(4) (4)	- -	(5) $240,500(6)(7)		- -
Noel F. Cronin Vice President, Production	2004 2003	$165,000 $158,000	(3) $40,000	(4) (4)	- -	$65,562(6)(8) $56,370(6)(8)		- -
Larry B. Strong Vice President, Geosciences	2004 2003	$151,250(9)	(3) -	(4) _	-	$65,562 (6)(9) -	-	- -

  Notes:
(1)	Amounts prior to April 29, 2003 were paid by the previous manager of Petrofund and reimbursed by PC.
(2)	See “Short Term Incentive Plan”.
(3)	Awards under the STIP in respect of 2004 have not yet been determined.
(4)	The value of perquisites and other personal benefits received by the Named Executive Officers was not greater than $50,000 or 10% of the total salary and bonus for the period.
(5)	Awards under the LTIP in respect of 2004 have not yet been determined.
(6)
In the table, the dollar value of LTIP Restricted Units or Restricted Units, as the case may be, are calculated by multiplying the number of LTIP Restricted Units or Restricted Units awarded by the closing market price of the Units on the date of the grant. The number of LTIP Restricted Units or Restricted Units awarded is calculated on a different basis. See “Long Term Incentive Plan” and “Restricted Unit Plan”.

(7)
Messrs. Errico, Newcommon, Moyer and Fischer were awarded, respectively, 24,232, 13,010, 10,587, 9,554 LTIP Restricted Units before tax, equating to 14,782, 7,936, 6,458, and 5,828 LTIP Restricted Units after tax , in respect of 2003 and, subject to the grant of LTIP Restricted Units in respect of 2004 (which awards have not yet been made), represent all of the LTIP Restricted Units held by each of them. The LTIP Restricted Units held vested as to two-thirds on December 31, 2003 and one-third on December 31, 2004. Distributions in respect of LTIP Restricted Units are credited and notionally reinvested, as described under “Restricted Unit Plan” and “Long Term Incentive Plan”, as applicable.

(8)
Mr. Cronin received 3,000 Restricted Units awarded under the RUP in respect of 2003 and 4,200 Restricted Units in respect of 2004; these represent all of the Restricted Units held by him. The 2003 Restricted Units held vested as to one-third on January 1, 2004, one-third on January 1, 2005, and the last one third will vest January 1, 2006, and the 2004 Restricted Units will vest as to one-third on January 1, 2006, one-third on January 1, 2007, and one third on January 1, 2008.

(9)
Mr. Strong joined PC in February 2004 and the salary shown represents the amounts paid in respect of the period from February 1, 2004 to December 31, 2004. Mr. Strong received 4,200 Restricted Units in respect of 2004; these represent all of the Restricted Units held by him. These 2004 Restricted Units will vest as to one-third on January 1, 2006, one-third on January 1, 2007, and one third on January 1, 2008.

  Unit Incentive Rights Granted

There were no Unit Incentive Rights granted to the Named Executive Officers during the most recently completed financial year.

  AGGREGATE UNIT INCENTIVE RIGHTS EXERCISED AND YEAR END VALUES

The following table sets forth, with respect to the Named Executive Officers, the number of Unit Incentive Rights exercised during the most recently completed financial year and the value of the “in-the-money” unexercised Unit Incentive Rights at December 31, 2004.

Aggregate Unit Incentive Rights Exercised During the Most Recently Completed
Financial Year and Financial Year End Unit Incentive Rights Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Incentive Rights at FY-End (#) Exercisable/Un-exercisable	Value of Unexercised In-the-Money Unit Incentive Rights at FY-End ($) Exercisable
J. E. Errico	50,000	241,000	41,667 / -	3,333 / -
J. D. Newcommon	10,000	50,000	68,333 / -	225,967 / -
V. P. Moyer	35,000	156,119	- / -	- / -
G. C. Fischer	35,000	154,926	- / -	- / -
N. F. Cronin	-	-	9,000 / -	57,420 / -
L. B. Strong	-	-	-	- / -

The value of unexercised Unit Incentive Rights (market value of Units less exercise price) at December 31, 2004, was based upon the closing price of $15.61 for the Units on December 31, 2004, being the last day of trading of the Units in 2004, as quoted by the Toronto Stock Exchange.

  SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information with respect to compensation plans under which equity securities are authorized for issuance as at December 31, 2004, aggregated for all compensation plans previously approved by security holders and all compensation plans not previously approved by security holders.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	200,701	$13.79	1,963,201
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	200,701	$13.79	1,963,201

  UNIT INCENTIVE PLANS

The Petrofund Incentive Plan authorized the issuance of options to acquire Units to directors, senior officers, employees and consultants of PC and certain related parties. As of February 16, 2005, all remaining options to acquire Units, pursuant to the Petrofund Incentive Plan, had been exercised. No options have been granted under the Petrofund Incentive Plan since May 8, 2000, and no further options will be granted thereunder. The Petrofund Incentive Plan has now terminated as all options outstanding thereunder have been exercised.

The Petrofund Unit Rights Incentive Plan authorized the issuance of options to acquire Units to the directors, senior officers, employees and consultants of PC and personal holding corporations controlled by, or a registered saving plan of, any such persons. As of the Record Date options to acquire 200,701 Units were outstanding pursuant to the Petrofund Unit Rights Incentive Plan. No options have been granted under the Petrofund Unit Rights Incentive Plan since July 25, 2002, and no further rights will be issued thereunder. The Petrofund Unit Rights Incentive Plan will be terminated once all rights outstanding thereunder are exercised or expire on exercise.

  RESTRICTED UNIT PLAN

On February 17, 2004, the Board of Directors approved the adoption of the RUP which authorizes the Trust to grant Restricted Units to directors, officers, employees or consultants of the Trust or any of its subsidiaries which will vest over time and which, upon vesting, may be redeemed by the holder, at the election of PC, for cash or Units.

At the Annual and Special Meeting of Unitholders held April 14, 2004, Unitholders approved a resolution authorizing the issuance of up to 1,200,000 Units from treasury pursuant to the terms of the RUP.

Under the terms of the RUP, any director, officer, employee or consultant of the Trust, or any of its subsidiaries who, in each case, in the opinion of the directors of PC, holds an appropriate position with the Trust, or any of its subsidiaries, to warrant participation in the RUP (collectively, the “Participants”) may be granted Restricted Units which vest over time and, upon vesting, can be redeemed by the holder, at the election of PC and subject to certain restrictions, for cash or Units. The RUP is administered by the HR&C Committee.

The RUP replaced the Petrofund Unit Rights Incentive Plan. The RUP operates independently of the LTIP and STIP made available to the senior executives, including the CEO, (see “Long Term Incentive Plan” below); however, such persons are eligible to participate in the RUP.

The RUP authorizes the issuance of up to 1,200,000 Restricted Units (less than 1% of the outstanding Trust Units as at February 28, 2005) (subject to adjustments, including adjustments resulting from cash distributions paid to holder of Units) of which no greater than 200,000 Restricted Units (subject to adjustments, including adjustments resulting from cash distributions paid to holders of Units) may be granted to the directors of the Trust or its subsidiaries who are not officers or employees of the Trust or its subsidiaries.

The purpose of the RUP is to provide incentive compensation to Participants which is calculated based on a grant of Restricted Units and the appreciation in value of the Units (including distributions payable in respect thereof) from the date of the grant to the date of redemption by the Participant. In this way, Participants will be rewarded for their efforts in the year in which the Restricted Units are granted and are also provided with additional incentive for their continued efforts in promoting the growth and success of the business of the Trust.

The number of Restricted Units granted to a Participant will be increased on the second Business Day following each date on which a cash distribution is paid to holder of Units by an amount equal to the product of the number of Restricted Units granted to the Participant which have not been redeemed and the fraction which has as its numerator the cash distribution paid, expressed as an amount per Trust Unit and which has as its denominator the price at which the Units traded on the TSX on the record date for such distribution.

Essentially, the RUP provides for the granting of Restricted Units to Participants at the discretion of the Board of Directors, based on recommendations received from the HR&C Committee. Unless otherwise determined by the Board of Directors at the time of a particular grant of Restricted Units, Restricted Units will vest and become available for redemption as to 33⅓% on each of the first, second and third anniversaries of the grant date. The number of Restricted Units which can be granted from time to time and which have a vesting date which occurs earlier than the foregoing vesting schedule is limited to 5% of the number of Restricted Units which are authorized for issuance pursuant to the RUP; provided, however, that the initial grant by the Board of Directors of up to 65,000 Restricted Units to employees and consultants of PC, which have vested or will vest as to 33⅓% on each of January 1, 2004, January 1, 2005, and January 1, 2006, is considered to have been granted in accordance with the normal vesting schedule set forth above.

The RUP provides that any grant of Restricted Units to a Participant who is a director of the Trust or a subsidiary of the Trust will be subject to the restrictions that: (i) the Restricted Units will not vest and, accordingly, will not become available for redemption until the third anniversary of the date of grant; and (ii) upon redemption of the Restricted Units the Payout Amount (as defined below) will only be satisfied by PC delivering Units issued from treasury.

The RUP also provides that at the time of a grant of Restricted Units to a Participant who is an officer, employee or consultant of the Trust or a subsidiary of the Trust the Participant has the right to elect that the grant of Restricted Units will be subject to the restrictions that: (i) the Restricted Units will not vest and, accordingly, will not become available for redemption until the third anniversary of the date of grant; and (ii) upon redemption of the Restricted Units the Payout Amount will only be satisfied by PC delivering Units issued from treasury.

Upon redemption of Restricted Units which have vested, Participants will be required to pay $0.10 in cash for each Restricted Unit which is redeemed. Upon redemption, the Trust is required to pay to the Participant the fair market value of the redeemed Restricted Units based on the weighted average of the price at which the Units traded on the TSX for the 20 trading days immediately preceding the redemption date (the “Payout Amount”). Subject to the restrictions noted above, the Payout Amount shall be satisfied at the discretion of the Board of Directors by making a cash payment, purchasing Units in the market and delivering such Units to the Participant or by issuing Units from treasury up to the maximum number approved by the Unitholders.

The RUP provides that no Units may be issued to a Participant under the RUP if such issuance, together with issuances under any other share compensation arrangements, could result, at any time, in (i) the number of Units reserved for issuance pursuant to issuances under the RUP in respect of Restricted Units granted to insiders of the Trust exceeding 3% of the aggregate issued and outstanding Units (including Units issued on the exercise of outstanding PC Exchangeable Shares), (ii) the issuance to insiders of the Trust under the RUP, within a one-year period, of a number of Units exceeding 3% of the aggregate issued and outstanding Units (including Units issued on the exercise of outstanding PC Exchangeable Shares), or (iii) the issuance under the RUP to any one insider of the Trust, or such insider's associates, within a one year period, of a number of Units exceeding 0.5% of the aggregate issued and outstanding Units (including Units issued on the exercise of outstanding PC Exchangeable Shares). In addition, no Restricted Units may be granted to a participant if the total number of Units issueable on behalf of such participant under the RUP, together with any Units reserved for issuance under Restricted Units, options to purchase Units for services or any other share compensation arrangement of the Trust would exceed 1% of the aggregate issued and outstanding Units (including Units issueable on exercise of any outstanding PC Exchangeable Shares).

In the event of a change in control of the Trust, as defined in the RUP, the vesting provisions attaching to the Restricted Units shall be accelerated and all unexercised Restricted Units shall become available for redemption by the Participant for a period of 30 days following the effective date of such change of control.

The RUP also provides for the vesting and/or termination of Restricted Units in the event of the cessation of employment or death of a Participant. In the event of the resignation or retirement of a Participant as an employee of PC, or the termination of the employment of a Participant for any reason other than for just cause, including death, as the case may be, where such Participant does not otherwise continue to qualify as a Participant, any Restricted Units granted to such Participant hereunder which have not yet vested as at the Participant's last day actively at work (the “Termination Date”) terminate and become null and void from and after the Termination Date, and such Participant has a period of 60 days from the Termination Date, or until the expiry date for any vested Restricted Units if earlier, to redeem any vested Restricted Units held by such Participant. In the case of termination for just cause all Restricted Units granted to such Participant hereunder which have not yet vested terminate and become null and void immediately upon termination. Further, Restricted Units are not assignable or transferable by a Participant in whole or in part, either directly, by operation of law or otherwise, except through devolution by death or incompetency, and no right or interest of any Participant under the RUP or to receive cash or Trust Units thereunder may be, by way of security for future indebtedness, or otherwise, made liable for or subject to any obligation or liability of such Participant.

To date, 167,667 Restricted Units (less than 1% of the outstanding Trust Units as at February 28, 2005) have been granted to employees, consultants, and directors of PC, under the terms of the RUP, of which 72,661 Restricted Units were granted in respect of 2003 and 95,000 Restricted Units were granted in respect of 2004.

Subject to any necessary regulatory approval, the Board of Directors may make amendments to the Restricted Unit Plan but may not, without the approval of Unitholders, make any amendment which would increase the maximum number of Trust Units which may be issued by the Trust from treasury under the Plan or which would amend the amount payable in cash or Trust Units on redemption of vested Restricted Units.

  LONG TERM INCENTIVE PLAN

On February 17, 2004, the Board of Directors approved the LTIP for the President and Chief Executive Officer, the Executive Vice President, the Senior Vice President, Finance and Chief Financial Officer and the Senior Vice President, Operations of Petrofund (collectively, the “Senior Executives”) and other employees of Petrofund who may, in the future, be designated as participants under the LTIP.

At the Annual and Special Meeting of Unitholders held April 14, 2004, Unitholders approved a resolution authorizing the issuance of up to 800,000 Units (less than 1% of the outstanding Trust Units as at February 28, 2005) from treasury, pursuant to the terms of the LTIP.

The LTIP is intended to encourage and reward outstanding performance by participants, and if certain performance measures are met, participants may receive a significant portion of their annual cash compensation through the LTIP. As awards under the LTIP are paid out to the participants over time, the LTIP is also designed to act as a participant retention tool as well as encouraging outstanding performance.

The LTIP is administered by the HR&C Committee. From time to time the HR&C Committee will review the objectives of the LTIP to ensure that the LTIP continues to properly encourage outstanding participant performance and retention, and to help achieve PC’s and the Trust’s strategies and value creation. After such review, reasonable adjustments and amendments may be made to the LTIP in the sole discretion of the HR&C Committee, provided that the HR&C Committee acts in a reasonable manner.

Subject to the discretion of the HR&C Committee and future changes to the roles of the participants, the LTIP establishes threshold, target, and maximum opportunities for each of the participants. The amount of the award for any given year which is given to a participant under the LTIP depends upon the degree to which performance levels, as described below, and individual performance, where applicable, have been met in that year. The size of the LTIP award for any given year is expressed as a percentage of the participant’s base salary (not including any bonus, incentive or LTIP compensation, or the value of benefits or perquisites).

The LTIP presently has two financial and operational performance measures: (i) total unitholder return (“TUR”); and (ii) reserve life index (“RLI”). TUR is measured relative to the total unitholder return of certain comparable Canadian conventional oil and gas trusts. RLI is measured relative to the prior year’s RLI of the Trust. It is considered at the present time by the HR&C Committee and the Board, that it is important for the Trust to maintain an RLI of 10.0 years or greater. A RLI of 10.0 years is presently considered the “Optimum RLI” under the LTIP. The HR&C Committee may, in its discretion, but only after consultation with the Senior Executives, review from time to time what the Optimum RLI should be and may change the performance milestones for the RLI based on such review and consultation.

Subject to the discretion and judgement of the HR&C Committee, the two performance measures are weighted equally. The HR&C Committee may, however, change the weighting of such measures from time to time in order to achieve the objectives of the LTIP. In addition to the above two performance measures, the HR&C Committee will take into account in certain circumstances the individual performance of the LTIP participants in determining the LTIP award.

As at the date hereof, and subject to individual performance considerations, the two performance measures at the following percentiles would result in the following calculation multiples under the LTIP.

TUR Component:

•
a TUR that equals or exceeds the 25th percentile, but is less than the 50th percentile, of the certain comparable Canadian conventional oil and gas trusts total unitholder return would result in a threshold LTIP calculation multiple equal to 50% of the target incentive for this component;

•
a TUR that equals or exceeds the 50th percentile (median), but is less than the 75th percentile, of the certain comparable Canadian conventional oil and gas trusts total unitholder return would result in a LTIP calculation multiple equal to the target incentive for this component; and

•
a TUR that is at or above the 75th percentile of the certain comparable Canadian conventional oil and gas trusts total unitholder return would result in a maximum LTIP calculation multiple equal to 200% of the target incentive for this component.

RLI Component:

Should the RLI equal or exceed the Optimum RLI, the calculation multiple will be 200% of the target incentive.

Where the RLI falls below the Optimum RLI:

•	a change in the RLI at or above the 25th percentile, but less than the 50th percentile, would result in a threshold LTIP calculation multiple equal to 50% of the target incentive for this component;

•	a change in the RLI at or above the 50th percentile, but less than the 75th percentile, would result in a LTIP calculation multiple equal to the target incentive for this component; and

•	a change in the RLI at or above the 75th percentile would result in a maximum LTIP calculation multiple equal to 200% of the target incentive for this component.

Subject to the discretion of the HR&C Committee and future changes to the roles of the participants, the following are the present threshold, target and maximum opportunities for each of the Senior Executive participants in the following positions:

Level 1 - President and Chief Executive Officer
Level 2 - Executive Vice President
Level 3 - Senior Vice Presidents

	Annual Long Term Incentive (as a % of base salary)
Participation Level	Threshold (50% of Target)	Target	Maximum (200% of Target)
1	50%	100%	200%
2	37.5%	75%	150%
3	32.5%	65%	130%

As an example, for a participant at participation level 1 whose base salary is equal to $100,000, where the target incentive of the participant is 100% of the participant’s base salary (which amount is equal to $100,000) then, subject to individual performance considerations, the payment under the LTIP to the participant would be: nil if the Trust did not meet the threshold performance measures; $50,000 (50% of $100,000) if the Trust met but did not exceed the threshold performance measures; $100,000 (100% of $100,000) if the Trust met but did not exceed the target performance measures; and $200,000 (200% of $100,000) if the Trust met or exceeded the maximum performance measures.

The awards under the LTIP are based on the participant’s base salary earned during the LTIP year with respect to which the award was made. LTIP awards are made in the form of a grant of LTIP Restricted Units. The number of LTIP Restricted Units awarded under the LTIP is calculated as follows:

•
as determined by the HR&C Committee, the percentage of base salary to be awarded to the specific participant is applied to the base salary for the LTIP year to arrive at a dollar value for the LTIP award;

•
the dollar value for the LTIP award is divided by the average of the closing price of Units on the TSX during the 20 days immediately preceding the award date to arrive at the number of LTIP Restricted Units to be awarded to the participant;

•
the LTIP Restricted Units vest one-third on January 1 of the year following the LTIP year with respect to which the award was made and one-third on January 1 of each of the two subsequent years (notwithstanding the foregoing, however, in the existing employment agreements for each of the Senior Executives, it has been agreed that the vesting schedule for the distribution of awards to such persons under the LTIP shall be, for any LTIP award for 2004 or 2005 performance, one-third of the LTIP award vests on the grant date, one-third of the LTIP award vests on the first anniversary of the grant date and the remaining one-third of the LTIP award will vest on the second anniversary of the grant date);

•	prior to vesting, distributions on the account balance are credited and notionally reinvested; and

•	on vesting, the balance of the account representing the vested portion of the LTIP award is issued in Units from treasury to the credit of the participant.

The dollar value of the Units which will be issued from treasury pursuant to the LTIP to each of the Senior Executives will depend on each executive meeting the individual and corporate performance targets. The actual number of Units which are issued is determined by dividing each dollar amount by an amount equal to the average closing market price of the Units over the 20 trading days preceding the date of the award. The LTIP and the initial grant of LTIP Restricted Units under the LTIP, was approved by the Board of Directors on February 17, 2004, and the issuance of up to 800,000 LTIP Restricted Units was approved by the Unitholders on April 14, 2004.

The Senior Executives exceeded their performance targets for the year 2003, and the dollar value of the Units issued from treasury, pursuant to the LTIP, to each of the Senior Executives was at the maximum for 2003 of: $610,000 for the President and Chief Executive Officer; $337,500 for the Executive Vice President; $266,500 for the Senior Vice President, Finance and Chief Financial Officer; and $240,000 for the Senior Vice President, Operations. An aggregate of 57,383 LTIP Restricted Units have been issued in respect of such awards (less than 1% of the outstanding Trust Units as at February 28, 2005) leaving a balance of 742,617 LTIP Restricted Units available for issuance (less than 1% of those outstanding as at February 28, 2005). Vesting of the initial grant of LTIP Restricted Units under the LTIP was two-thirds of the LTIP award on December 31, 2003, and the remaining one-third of the LTIP award on December 31, 2004.

Grants of LTIP Restricted Units in respect of 2004 have not yet been made.

Subject to any employment agreement that is in place with the Senior Executives, PC and the HR&C Committee have the right and discretion, provided they act reasonably, to amend the LTIP, in whole or in part, or to terminate the LTIP at any time. Upon termination of the LTIP, all rights to the participants under the LTIP shall cease as of the date of termination, except with respect to LTIP awards that have been declared by the HR&C Committee but not yet paid to the participants.

The LTIP also provides for the vesting and/or termination of LTIP Restricted Units in the event of the cessation of employment or death of a Participant, subject always, and subservient, to the terms of any written employment agreement between the Participant and Petrofund or PC. In the event of the resignation, the termination for just cause, or absence on leave for part of a plan year, as the case may be, the Participant shall not be entitled to receive any award under the LTIP for that plan year, and any unvested awards shall not vest and shall be null and void. In the event of retirement or the termination of the employment of a Participant for any reason other than for just cause, all unvested previously awarded awards shall vest and be distributed to the Participant or their estate, as the case may be, however there shall be no entitlement to any pro rata award for the part of that plan year worked. Further, LTIP Restricted Units are not assignable or transferable by a Participant in whole or in part, either directly, by operation of law or otherwise, except through devolution by death or incompetency, and no right or interest of any Participant under the LTIP to receive LTIP Restricted Units may be, by way of security for future indebtedness, or otherwise, made liable for or subject to any obligation or liability of such Participant.

SHORT TERM INCENTIVE PLAN

The STIP is intended to encourage and reward outstanding performance by participants, and if certain financial, operational and individual performance measures are met, participants may receive a significant portion of their annual cash compensation through the STIP. While the STIP is intended to reward outstanding performance, it is also intended to insulate the participants from the fluctuation of commodity prices as the participants should neither be rewarded nor penalized solely due to increases or decreases in commodity prices for reasons completely beyond their control. Rather, it is the intention of PC that participants be rewarded based on their ability to manage the Trust’s business better than other similar businesses which are subject to the same market and economic forces. Those administrating the STIP have the discretion, acting reasonably, to adjust awards and performance measures, and to look at individual performance, to ensure that the decision-making of the participants continues to be in the best interests of PC, the Trust, and its Unitholders.

The first year for consideration of compensation under the STIP was in respect of fiscal year 2003. Awards under the STIP for the fiscal year 2004 are expected to be made by the end of the first quarter of 2005.

The STIP is administered by the HR&C Committee. From time to time the HR&C Committee will review the STIP, and the objectives of the STIP, to ensure that the STIP continues to properly encourage outstanding participant performance, and to help achieve PC’s and the Trust’s strategies and value creation. After such review, reasonable adjustments and amendments may be made to the STIP in the discretion of the HR&C Committee.

Subject to the discretion of the HR&C Committee and future changes to the roles of the participants, the STIP establishes threshold, target and maximum opportunities for each of the participants. The amount of the award for any given year which is given to a participant under the STIP depends upon the degree to which performance levels as described below (and individual performance, where applicable) have been met in that year. The size of the STIP award for any given year is expressed on a percentage of the participant’s base salary (not including any bonus, incentive or STIP compensation, or the value of benefit or perquisites).

The STIP presently has five financial and operational performance measures (the “Performance Measures”): (i) total unitholder return; (ii) production per Trust Unit; (iii) operating and general and administrative costs; (iv) established reserves per Trust Unit; and (v) acquisition and development costs.

Subject to the discretion and judgement of the HR&C Committee, the Performance Measures are weighted equally. The HR&C Committee may, however, change the weighting of such measures from time to time in order to achieve the objectives of the STIP. In addition to the above Performance Measures, the HR&C Committee will take into account in certain circumstances the individual performance of the STIP participants in determining the STIP award.

As at the date hereof, and subject to individual performance considerations, applying the Performance Measures, corporate performance at the following percentiles, would result in the awards under the STIP set forth in the following table:

•
performance within the 25th percentile of the certain comparable Canadian conventional oil and gas trusts, based on absolute and relative performance, as applicable, would result in a threshold STIP payment equal to 50% of the target incentive for each component;

•
performance within the 50th percentile (median) of the certain comparable Canadian conventional oil and gas trusts, based on absolute and relative performance, as applicable, would result in a STIP payment equal to the target incentive for each component; and

•
performance at or above the 75th percentile of the certain comparable Canadian conventional oil and gas trusts, based on absolute and relative performance, as applicable, would result in a maximum STIP payment equal to 200% of the target incentive for each component.

Subject to the discretion of the HR&C Committee and future changes to the roles of the participants, the following are the present threshold, target, and maximum opportunities for each of the Senior Executive participants in the following positions:

Level 1 - President and Chief Executive Officer
Level 2 - Executive Vice President
Level 3 - Senior Vice Presidents

	Annual Short Term Incentive (as a % of base salary)
Participation Level	Threshold (50% of Target)	Target	Maximum (200% of Target)
1	25%	50%	100%
2	22.5%	45%	90%
3	20%	40%	80%

The awards under the STIP are determined following the conclusion of the STIP year and are based on performance of the participants and the Trust during the STIP year. The amount of any STIP award is based on the participant’s base salary earned during the fiscal year under which the STIP award was granted. Awards under the STIP are in cash and subject to appropriate withholding taxes.

Subject to any employment agreement that is in place with the Senior Executives, PC, and the HR&C Committee have the right and discretion, provided they act reasonably, to amend the STIP, in whole or in part, or to terminate the STIP at any time. Upon termination of the STIP, all rights to the participants under the STIP shall cease as of the date of termination, except with respect to STIP awards that have been declared by the HR&C Committee but not yet paid to the participants.

As the STIP is intended to encourage and reward outstanding performance by certain key employees, rights under the STIP, subject to any employment agreement that is in place with the Senior Executives, generally cease upon the cessation of such employment.

  EMPLOYMENT CONTRACTS

The President and Chief Executive Officer and the other Senior Executives of PC are each a party to an employment agreement with PC, which continues indefinitely until terminated in accordance with its terms, and provides for payment of the executive's annual base salary and participation in benefits provided by PC as provided in the agreement. Each agreement provided for a bonus for the year 2003, and each provides for the participation by the executive in the LTIP commencing January 1, 2003, and participation in the STIP commencing January 1, 2004, as provided in the agreement. The agreements may be terminated by PC without cause upon payment of the following amounts: (i) a lump sum payment equal to the annual base salary multiplied by a range of 2.5 times to 1.75 times (the “Multiplier”) depending on the executive's position; (ii) 20% of the amount calculated pursuant to (i) above as compensation for loss of benefits; (iii) depending on the termination date, a distribution under the LTIP consisting of a distribution of Units equal to the executive's target LTIP bonus for the year in which the termination occurs times the above Multiplier if the termination occurs before January 2004, reducing to 0.5 for the President and Chief Executive Officer and zero for the other executives in the event the termination occurs after January 1, 2009; and (iv) a lump sum payment equal to the Multiplier times the average of the STIP bonus awarded to the executive over the preceding three years. In addition, in the event of termination, any unvested but previously awarded LTIP grants shall be distributed to the executive and, subject to regulatory approval, any unvested rights to purchase Units of the Trust pursuant to the Unit Rights Incentive Plan of the Trust that would have vested over a specified period from the termination date shall vest. Furthermore, in the event that the agreements are terminated by PC without cause, PC shall pay to the executive a payment in lieu of continued participation in the STIP equal to the proportionate share of the amount that the executive would have received pursuant to the STIP for that year had the agreement not been terminated. In addition, in the event of a change of control (as defined in the agreements), the executive has the right, for a period of six months following the event causing the change of control, to terminate the agreement and be entitled to the foregoing payments.

COMPENSATION OF DIRECTORS

Each director of PC, other than the Chairman of the Board, receives an annual retainer of $30,000. The committee chairs also receive an annual retainer of $10,000, except for the chair of the Audit Committee who receives an annual retainer of $15,000. In addition each director of PC, other than the Chairman of the Board, also receives Restricted Units valued at $15,000 on an annual basis, which vest, at the election of the individual directors, over a maximum period of ten years, and a fee of $1,750 for each board of directors, unitholders, or committee meeting attended. John F. Driscoll, the Chairman of the Board of Directors, receives a fixed amount of $125,000 a year in lieu of retainer and meeting fees. All amounts paid to the directors of PC are paid by Petrofund.

For Petrofund's fiscal year ended December 31, 2004, the directors were paid an aggregate of $313,584, including the deemed value of Restricted Units issued, for retainer fees, committee chair fees, and fees for attending regularly scheduled meetings of the Board of Directors, and an aggregate of $171,500 for attending special meetings of the Board and meetings of the various committees. In addition John F. Driscoll, the Chairman of the Board of Directors, was paid $125,000.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee or former executive officer, director or employee of Petrofund or its subsidiaries or any associate of any such director, officer or employee is, or has been at any time since the beginning of the most recently completed financial year of Petrofund, indebted to Petrofund or any of its subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of the most recently completed financial year of Petrofund, has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Petrofund or any of its subsidiaries.

PERFORMANCE GRAPH

The following graph illustrates the changes in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, for the period from December 31, 1999 to December 31, 2004, compared to the S&P/TSX Composite Index(1), the S&P/TSX Oil & Gas Producers Index, the S&P/TSX Canadian Energy Trust Total Return Index, and the S&P/TSX Total Return Index, with all dividends and distributions reinvested.(2)

		31-Dec-99	31-Dec-00	31-Dec-01	31-Dec-02	31-Dec-03	31-Dec-04
PTF(2)	-h -h	$100	$202	$173	$187	$377	$352
TSX O&G Producers Index(1)	. . .	$100	$146	$149	$164	$184	$222
S&P/TSX Canadian Energy Trust Total Return Index	-hh-	$100	$154	$167	$186	$232	$263
TSX Composite Index	- - -	$100	$106	$92	$78	$103	$115

  Notes:
(1)	The S&P/TSX Composite Index was previously called the TSE 300 Composite Index
(2)
The Petrofund Energy Trust Unitholder Total Return incorporates the actual cash distributions which represent an average annual return of 35% per annum to December 31, 2004 for an initial investment on January 1, 2000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines for effective corporate governance of the TSX (the “TSX Guidelines”).

The Ontario Securities Commission has published proposals on corporate governance that are intended to replace the TSX Guidelines when they come into force. While comments have been received on such proposals, they are not yet in force and Petrofund is not aware whether they will be adopted in their current form or whether changes will be made to them prior to adoption and therefore such proposals have not been reflected in the disclosure on the TSX Guidelines provided herein.

The corporate governance structure of Petrofund is not the same as for a corporation. The Board of Directors is responsible for the overall governance of Petrofund. PC is, in turn, managed by the Board of Directors. The Board of Directors is, in effect, responsible for the overall stewardship and governance of Petrofund, and has put in place standards and benchmarks by which that responsibility can be measured. Set out below is a description of Petrofund’s current corporate governance practices, relative to the TSX Guidelines (which are set out below in italics).

Peter N. Thomson is currently a director of PC but is not standing for re-election. The description below includes Mr. Thomson as he is currently a director of PC but will not be serving as a director after the Meeting. Following the Meeting, the Board of Directors will consider whether any of the committees of the Board need to be reconstituted.

Guideline 1

The board of directors should explicitly assume responsibility for stewardship of the corporation.

The Board is responsible for the strategic planning process, identifying the principal risks of the business and implementing appropriate systems to manage these risks, the communication policy, the integrity of the internal controls and management information systems, and monitoring of senior management.

Guideline 2

The majority of the directors should be “unrelated” directors. The TSX Guidelines defines an “unrelated” director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholdings.

The Board is currently comprised of nine members, all of whom are elected by the Unitholders, and seven of whom are “unrelated” directors within the meaning of the TSX Guidelines. Mr. Allard, Ms. Cowan, Mr. Dumont, Mr. Lee, Mr. Newhouse, Mr. Potter, and Mr. Thomson are unrelated directors, all are independent of management and none has any business dealings, or has had in the past any business dealings, or any other relationship with the Petrofund or PC, other than by virtue of the ownership of Units as described herein.

Guideline 3

Since the majority of the directors should be “unrelated” directors, a determination should be made annually that individual directors are, or continue to be, unrelated directors within the meaning of the definition.

Currently, Mr. Allard, Ms. Cowan, Mr. Dumont, Mr. Lee, Mr. Newhouse, Mr. Potter, and Mr. Thomson are, and continue to be, “unrelated” directors, and two, Mr. Driscoll and Mr. Errico, are related. Mr. Driscoll is related by virtue of that Retainer Agreement dated April 29, 2003, and made among Petrofund, PC, and John F. Driscoll, pursuant to which Mr. Driscoll agreed to serve as a director of PC and Chairman of the Board, if elected to those positions, and to avail the Corporation of his expertise and knowledge while acting in these capacities. Mr. Errico is related by virtue of being President and CEO of PC.

The responsibility for ensuring that individual directors are unrelated rests with the Board which ensures that Petrofund discloses on an annual basis whether the Board continues to be comprised of a majority of unrelated directors and will disclose the analysis used to come to that conclusion.

Guideline 4

The board of directors should appoint a nominating committee composed exclusively of outside directors with responsibility for proposing new nominees to the board and assessing directors on an ongoing basis.

The responsibility for proposing new nominees to the Board and assessing directors on an ongoing basis falls within the mandate of the Governance Committee, which is comprised of three unrelated directors.

Guideline 5

The board should implement a process for assessing the effectiveness of the board as a whole, its committees and the contribution of individual directors.

The responsibility for reviewing, on an ongoing basis, the effectiveness of the Board as a whole and its committees and the contribution and effectiveness of individual directors falls within the mandate of the Governance Committee. The Governance Committee has, with the approval of the Board, instituted an annual self-evaluation process for each committee and the Board, whereby each director appraises their own performance, the performance of the committees they sit on, and the Board. The self-evaluations are reviewed by the Governance Committee and the results are presented to the Board as a whole for its review.

Guideline 6

The company should provide an education and orientation program for new members of the board of directors.

PC has instituted, under the auspices of the Governance Committee, a formal orientation and education program for new Board members in order to ensure that new directors are familiarized with Petrofund's business, including Petrofund's field operations, management, administration, policies and plans, and the procedures of the Board.

Guideline 7

The board of directors should examine its size to ensure that it facilitates effective decision-making.

The responsibility for reviewing, on an ongoing basis, the Board's size, composition and working processes and proposing changes to the Board for its consideration falls within the mandate of the Governance Committee. The Board believes its current size and composition facilitates effective decision-making.

Guideline 8

The board should review the adequacy and form of compensation of directors to ensure that it reflects the responsibilities and risks involved in being an effective director.

The responsibility for reviewing, on an annual basis, the directors' compensation and other terms of service, to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director, and proposing adjustments, as appropriate, to the Board for its approval falls within the mandate of the Governance Committee.

Guideline 9

Committees of the board should be composed of outside directors, a majority of whom are unrelated.

Currently, the Board has four board committees: the Audit Committee, the HR&C Committee, the Governance Committee, and the Reserves Audit Committee. The chairmanship and membership of each of the board committees is comprised of unrelated directors.

The Audit Committee is comprised of James E. Allard (Chairman), Gary L. Lee, Frank Potter, and Peter N. Thomson. All committee members possess the requisite financial skills necessary to qualify them as committee members. Additionally, Mr. Allard fulfills the requirement for financial sophistication, having served as Chief Executive Officer and Chief Financial Officer for several private and publicly traded companies throughout a lengthy career. The Audit Committee is responsible to the Board for overseeing the integrity of Petrofund's financial reporting and disclosure ensuring that Petrofund complies with all applicable laws, regulations, rules, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure; that the accounting principles, significant judgments and disclosures that underlie or are incorporated in the financial statements are the most appropriate in the prevailing circumstances; that the quarterly and annual financial statements are accurate and present fairly the financial position of Petrofund in accordance with Canadian (and if applicable, the United States of America) generally accepted accounting principles; and that appropriate information concerning the financial position and performance of Petrofund is disseminated to the public in a timely manner. It is also responsible for ensuring that all accounting functions are performed in accordance with a system of internal financial controls designed to capture and record properly and accurately all financial transactions; that the internal financial controls are regularly assessed for effectiveness and efficiency; the quarterly and annual financial statements are properly prepared by management; the quarterly financial statements are reviewed by an independent external auditor appointed by the Petrofund unitholders (the “external auditors”) and the annual financial statements are reported on by the external auditors; and that the disclosure policy, in particular the financial components of such disclosure policy, is complied with by management and the Board. Please also refer to the Renewal Annual Information Form of Petrofund for the year ended December 31, 2004 for further information in respect of the Audit Committee, its charter, composition and other information required to be included in the annual information form.

The Governance Committee is comprised of Sandra S. Cowan (Chairman), Arthur E. Dumont, and Peter N. Thomson. The committee has the responsibility of reviewing the Board’s size, composition and working processes and proposing changes to the Board for its consideration. It has the responsibility for assessing the performance of the Board, its committees, and individual directors. It recommends to the Board at least annually and at such other times as it sees fit, the composition of board committees and the chairmanship of such committees. A component of the committee’s mandate is the responsibility for considering and proposing nominations to the Board, should such nominations be required. It reviews director compensation at least annually, and recommends changes as it sees fit to the Board for its approval.

The HR&C Committee is comprised of Frank Potter (Chairman), Sandra S. Cowan, and Wayne M. Newhouse. The committee is responsible to the Board for overseeing the development and administration of competitive policies designed to attract, develop, and retain employees of the highest standards at all levels. It recommends to the Board appropriate policies dealing with recruitment, compensation, benefits, and training, and oversees the administration of succession planning. It is responsible for recommending to the Board the compensation arrangements for individual senior officers, in consultation with the Chief Executive Officer.

The Reserves Audit Committee is comprised of Wayne M. Newhouse (Chairman), James E. Allard, and Arthur E. Dumont. The committee oversees the integrity of Petrofund’s reserve estimates. Contained within the committee mandate is the responsibility to ascertain those procedures and policies which minimize environmental, occupational, and safety risks to asset value thereby mitigating any potential damage to or deterioration of asset value. It meets at least annually, and such other times as it sees fit. It meets at least once per year, or as often as it sees fit, with Petrofund’s independent engineering consultants, and does so at least once annually in camera.

Guideline 10

The board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues.

The Governance Committee is responsible to the Board for the development of governance guidelines, and reviews on an ongoing basis its approach to governance issues to ensure its effectiveness, as more particularly described above.

Guideline 11

The board of directors and the chief executive officer together should develop position descriptions for the board of directors and the chief executive officer, involving the definition of the limits to management’s responsibilities. In addition, the board of directors should approve or develop the corporate objectives which the chief executive officer is responsible for meeting.

The Board in conjunction with the chief executive officer have developed position descriptions for the Board and the chief executive officer of PC, including those more particularly described above. In addition to those matters which must be approved by the Board by law, significant business activities and actions proposed to be undertaken by Petrofund are subject to Board approval. The Board responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the Chief Executive Officer and management.

Guideline 12

The board of directors should have appropriate structures and procedures to ensure that it can function independently of management.

The Board reviews its procedures on an ongoing basis to ensure that it can function independently of management, and through the mechanism of the four board committees has established clear lines of authority over management. The Chairmanship of the Board and the Chief Executive Officer positions have been separated and the respective position descriptions make clear the relationship of one to the other.

Guideline 13

The audit committee of the board of directors should be composed only of outside directors. The role and responsibilities of the audit committee should be specifically defined. The audit committee should have direct communication channels with external auditors.

The Audit Committee is composed entirely of outside unrelated directors. The Audit Committee has adopted a mandate approved by the Board, with the advice of outside advisors. The Audit Committee reviews its mandate and work processes at least annually; taking into account changes in regulatory and other appropriate requirements or practices, and will propose changes, as appropriate, to the Board for its approval.

Guideline 14

The board should enable directors to engage outside advisors at the company’s expense, when appropriate, subject to the approval of a committee of the board.

The Board, its committees and individual directors may, when appropriate, engage outside advisors at the expense of PC, subject to the approval of the Board.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of PC, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Trust Units, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of Petrofund or in any proposed transaction which has materially affected or would materially affect the Trust or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of Petrofund is not aware of any material interest of any director or nominee for director or executive officer of Petrofund or anyone who has held office as such since the beginning of Petrofund's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors.

  ADDITIONAL INFORMATION

Additional information relating to Petrofund is available on the SEDAR website at www.sedar.com. Financial information is provided in Petrofund's comparative financial statements and management's discussion and analysis for the year ended December 31, 2004. Any Unitholder may obtain a copy of Petrofund's financial statements and related management's discussion and analysis by contacting the Corporate Secretary of Petrofund at Petrofund Corp., 600, 444 - 7th Avenue SW, Calgary, Alberta T2P 0X8, Telephone (403) 218-8625.

  OTHER MATTERS

As of the date of this Information Circular, the Board of Directors does not know of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.DIRECTORS' APPROVAL AND CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The contents and distribution of this Information Circular to Unitholders have been approved by the Board of Directors.

DATED at Calgary, Alberta this 28th day of February, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS OF PETROFUND CORP.

                       “signed”                                                                                                                                                 “signed”
John F. Driscoll Chairman	James E. Allard Director

PETROFUND ENERGY TRUST
By: Petrofund Corp.

                       “signed”                                                                                                                                                 “signed”
Jeffery E. Errico President and Chief Executive Officer	Vince P. Moyer Senior Vice-President, Finance and Chief Financial Officer

PETROFUND ENERGY TRUST
600 444 7TH Avenue SW
Calgary Alberta T2P 0X8

PROXY FOR USE BY UNITHOLDERS AT THE ANNUAL MEETING OF UNITHOLDERS OF PETROFUND ENERGY TRUST TO BE HELD ON WEDNESDAY APRIL 13, 2005, SOLICITED ON BEHALF OF THE MANAGEMENT OF PETROFUND CORP.

The undersigned unitholder (the “Unitholder”) of PETROFUND ENERGY TRUST (“Petrofund”) hereby appoints John F. Driscoll, Chairman of the Board of Petrofund Corp. (“PC”), or failing him. Jeffery E. Errico, President and Chief Executive Officer of PC, or instead of either of them, …………………………………………………………….., as proxy for the Unitholder, with the power of substitution, to attend, vote, and act for and on behalf of the Unitholder at the annual meeting (the “Meeting”) of the unitholders of Petrofund to be held at the Marriott Hotel, 110-9th Avenue SE, Calgary, Alberta on Wednesday, April 13, 2005, at the hour of 2:00 p.m. (Calgary time), and at any adjournments or postponements thereof, and without limiting the general authority and power hereby given to such proxy, the units represented by this proxy are specifically directed to be voted, or withheld from being voted, as indicated below.

(SEE REVERSE SIDE HEREOF FOR FURTHER INFORMATION WITH RESPECT TO THIS PROXY.)

(a)
VOTE FOR ☐ or WITHHOLD FROM VOTING ☐ on the election of the eight nominees to be elected to serve as directors of PC for the ensuing year, or until their successors are duly elected or appointed, as specified in the Information Circular of Petrofund under the heading “Annual Meeting Matters - Election of Directors”;

(b)	VOTE FOR ☐ or WITHHOLD FROM VOTING ☐ on the appointment of Deloitte & Touche LLP as auditors of Petrofund until the next annual meeting of unitholders;

(c)
In his discretion, in accordance with his best judgement, with respect to amendments to or variations of matters identified in the accompanying notice of Meeting and with respect to other matters which may properly come before the Meeting, and any adjournments or postponements thereof.

If this is not dated, it will be deemed to be dated on the date upon which it is mailed to unitholders of Petrofund.
DATED this day of , 2005.

________________________________________________________
Unitholder’s Signature

________________________________________________________
Unitholder’s Name (please print)

Note: If the Unitholder is an individual please sign exactly as your Units are registered. If the Unitholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the corporation, and if the corporation has a corporate seal, its corporate seal should be affixed. If Units are registered in the name of an executor, administrator or trustee, please sign exactly as the Units are registered. If the Units are registered in the name of a deceased Unitholder, the Unitholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the Unitholder must be attached to the proxy.

The proxy named overleaf will vote or withhold from voting the units represented by this proxy in respect of each matter identified in the Notice of Annual Meeting of Unitholders of Petrofund in accordance with the direction indicated overleaf. In the absence of such direction, this proxy shall be deemed to grant authority to vote FOR the matters referred to in (a) and (b).

The Unitholder hereby ratifies and confirms all that the said proxy may do by virtue hereof, granting to the said proxy full power and authority for and in the name of the Unitholder at the Meeting, and at any adjournments or postponements thereof, to vote, attend or act with respect to the units of Petrofund which the Unitholder would be entitled to vote if personally present at the Meeting, and hereby revokes any proxy or proxies heretofore given.

This proxy is solicited on behalf of the management of PC. The Unitholder has the right to appoint a person to attend and act for him and on his behalf at the Meeting, and at any adjournments or postponements thereof, other than the persons named above. Such right may be exercised by striking out the names of the management nominees and inserting the name of the person to be appointed, who need not be a unitholder of Petrofund, in the blank space provided above or by completing another proper form of proxy.

Unitholders should refer to the accompanying Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

Whether or not you anticipate attending the Meeting in person, kindly fill in and sign this form of proxy and return it in the envelope provided. This form of proxy will not be valid unless completed and delivered to Computershare Trust Company of Canada, 9th Floor 100 University Avenue, Toronto, Ontario, M5J 2Y1, so it is received at least 24 hours prior to commencement of the Meeting or any adjournment thereof.

The Unitholder hereby acknowledges receipt of the Notice of Annual Meeting of Unitholders of Petrofund and the Information Circular, each dated February 28, 2005, and furnished herewith.

IMPORTANT
PLEASE DO NOT DELAY
If you have any questions or need assistance in
completing this proxy, please contact:

Computershare Trust Company of Canada at:

Toll-free: 1-800-564-6253 (in Canada and US)

Fax: 1-888-453-0330 (in Canada and US)

e-mail: service@computershare.com